FILED BY ST. JUDE MEDICAL, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND

DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: ST. JUDE MEDICAL, INC.
COMMISSION FILE NO. 1-12441

The following was made available to the employees of St. Jude Medical, Inc. on April 28, 2016:

ACQUISITION FREQUENTLY ASKED QUESTIONS

GENERAL

1.              What is being announced?

Abbott has entered into a definitive agreement with the intent to purchase St. Jude Medical (SJM) for approximately $30 billion (including debt), creating a premier medical device leader with top positions in high-growth cardiovascular markets, including atrial fibrillation, structural heart and heart failure. This planned acquisition, the largest in Abbott’s history, will provide one of the broadest portfolios of devices and an industry-leading pipeline to help healthcare systems provide better care for patients while increasing efficiencies and reducing costs.

2.              Who is Abbott?

Abbott was founded more than 125 years ago and has grown into one of the largest diversified global healthcare companies, with approximately 74,000 employees and 2015 annual revenue of $20.4B.

•  The company is headquartered near Chicago, IL and has offices around the world.

•  The company does business in more than 150 countries, with approx. 70% of sales generated outside the U.S.

•  It has four primary focus areas: Nutrition (34%), Medical Devices (25%), Diagnostics (23%) and Established

Pharmaceuticals (18%).

•  About 50% of sales are generated in emerging markets and 50% in developed markets.

•  About half of the business is direct-to-consumer.

•                  You can read more about Abbott’ s medical device business here : http://prod3.dam.abbott.com/en-us/documents/pdfs/newsroom/Abbott_FactSheet_MedicalDevices_2016.pdf.

3.              Why did Abbott select St. Jude Medical to acquire?

Abbott recognizes SJM’S industry-leading presence and believes the combination of our two companies will create a premier medical device leader. The ability to offer a full spectrum of solutions will enable us to better serve our customers who are increasingly looking to do business with companies who can offer meaningful breadth and depth of care solutions and contracting options. Together, our combined organization will have a presence in virtually every segment of the cardiovascular care continuum, as well as neuromodulation, holding market leading positions in many high-growth segments.

4.              How does St. Jude Medical complement Abbott’s existing business/portfolio?

SJM is highly complementary to Abbott’s business, combining Abbott’s leading positions in coronary intervention and transcatheter mitral repair with our electrophysiology (CRM/AF), heart failure, neuromodulation and cardiovascular businesses. We are both focused on improving patient outcomes while lowering the overall costs of healthcare. Within the medical device space, Abbott holds very strong positions in vascular ($2.8B), diabetes care ($1.1B) and vision solutions ($1.1B). Specifically within the vascular space, their signature products include the Absorb bioabsorbable stent and the MitraClip transcatheter mitral-valve repair device as well as a variety of drug-eluting stents, balloons and catheters.  The combined company will have an industry-leading pipeline expected to deliver a steady stream of new medical device products.

5.              What is the process and timeline for the acquisition?

In addition to the approval of the shareholders of SJM, there are certain regulatory approvals and closing conditions that must be secured before the transaction can close. The transaction is expected to close in the fourth quarter of 2016. We will keep you updated as we better understand timelines.

6.              What should we expect between now and close?

It is important to remember until this transaction is completed, both Abbott and SJM are two independent publicly traded companies and must continue to operate that way. When there is new information to share, we will do so as quickly as possible. In the meantime, functional area leaders will be holding employee meetings to discuss what is known at this point and to answer your questions as best we can. All information and updates will be housed on SJM Central, Keyword: Abbott.

INTEGRATION PROCESS

7.              What will be the approach to integration?

Abbott plans to use a joint integration process for this integration, bringing together colleagues from both companies to help shape the best path forward. Abbott’s Transition Office (ATO) will lead the integration efforts. The ATO will form an integration team comprised of Abbott and SJM Integration leaders and teams that will work together to plan for the transition of SJM.

•  You should wait for direction from the integration team before planning any transition activities.

•  You should not contact Abbott employees unless authorized during the integration planning process.

•  We will provide more information on the integration process as it is further defined.

8.              How will St. Jude Medical fit into the Abbott structure?

The acquisition of SJM is an important addition to Abbott’s Medical Device businesses. Teams from each company will work together to plan for the transition of the business. Decisions have not been made on future organizational structures, products, locations and R&D investments. As decisions are made, we will share them with you.

9.              Will the St. Jude Medical name go away?

Decisions have not been reached regarding the SJM brand at this time. Teams from Abbott and SJM will begin working together to plan for the transition of the business into Abbott. The teams will work to identify opportunities and develop plans to leverage strengths and capabilities of the combined business. As decisions are made, we will share them with you.

10.            Where is Abbott headquartered?

Abbott is headquartered in Abbott Park, Illinois, USA, approximately 40 miles north of Chicago, Illinois.

11.            What information can you share about Abbott?

Abbott is a global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. With a portfolio of leading, science-based offerings in diagnostics, medical devices, nutritionals and branded generic pharmaceuticals, Abbott serves people in more than 150 countries and employs approximately 74,000 employees. Abbott had sales of $20.4 billion in 2015. Founded more than 125 years ago by Chicago physician, Dr. Wallace C. Abbott, Abbott is now one of the largest diversified global healthcare companies.

12.            What can you share about Abbott’s current Vascular business?

Abbott’s vascular business focuses on improving treatment options for people with coronary artery disease, mitral regurgitation and peripheral artery disease. It is the world’s leader in drug eluting stents and has products for coronary artery disease, endovascular disease and structural heart disease. Abbott’s 2015 world-wide vascular sales were $2.8 billion, including $2.2 billion in coronary products. The business employs over 6,000 employees world-wide, with over 2,200 employees based in California. The Abbott Vascular division is headquartered in Santa Clara, California. Abbott Vascular has major manufacturing locations in Temecula and Menlo Park, California; Clonmel, Ireland; Coyol de Alajuela, Costa Rica and Barceloneta, Puerto Rico.  Abbott Vascular has R&D groups in Santa Clara, Menlo Park and Temecula, California, as well as Clonmel, Ireland.

13.            What decisions have been made about the future organizational structure, locations, products and R&D investment for the combined business?

The acquisition of SJM complements Abbott’s existing Medical Device businesses. It is too early for any decisions on the future organizational structure, locations, products and R&D investment for the combined business.

Teams from each company will begin working together to plan for the transition of the business. The teams will work to identify opportunities and develop plans to leverage strengths and capabilities of the combined business. As decisions are made, we will share them with you.

14.            What changes are planned to St. Jude Medical’s headquarters or other locations?

Decisions have not been reached regarding the headquarters or other locations for the future businesses following close. Teams from Abbott and SJM will begin working together to plan for the transition of the business. The teams will work to identify opportunities and develop plans to leverage strengths and capabilities of the combined business. As decisions are made, we will share them with you.

15.            Abbott and St. Jude Medical both have large manufacturing operations in Puerto Rico and Costa Rica. How will Abbott’s presence in these countries change following close?

Following close, Abbott plans to continue manufacturing in Puerto Rico and Costa Rica. There is little overlap in manufacturing between SJM and Abbott in both countries.

PEOPLE

16.            How does this news impact employees immediately?

For now, it’s vital that you continue to focus on your current day-to-day work to ensure we operate “business as usual” and avoid disruptions to our customers, patients and key stakeholders. We will work to provide ongoing updates in a timely fashion, with employees top of mind.

17.            How will St. Jude Medical’s senior leadership team be impacted?

Decisions have not been reached regarding the future organizational structure of the Abbott and SJM businesses following close. As decisions are made, we will share them with you. SJM’s executive leadership team and Abbott leaders are all working in the best interest of the combined organization. As any decisions about leadership roles are solidified they will be communicated.

18.            Will there be job eliminations or changes in job positions/responsibilities?

Both Abbott and SJM continually assess staffing levels and makes appropriate business decisions based on workforce and operational efficiencies. Integration teams, along with management from both Abbott and SJM will work to ensure we have the right resources in the right places. In the event of any future restructuring actions, that information will be shared appropriately as soon as available. It will take some time for the integration team to assess where there may be overlap in workload or processes or where resources may need to be reallocated. Abbott is focused on retaining employees and ensuring that we are able to keep the business focused on delivering on our plans.

19.            Am I eligible to apply for other positions within Abbott?

SJM employees, managers and HR should not proactively “reach out” to Abbott employees to discuss potential positions, nor conduct exploratory interviews. SJM employees can be considered for Abbott open positions. Abbott employees can be considered for SJM positions. During the interview process, managers and recruiters should avoid competitively sensitive topics and be mindful of their commitments to company confidential information. If a SJM employee is hired by Abbott prior to the close of the transaction, he or she will be considered a new hire and past service at SJM will not count for any service-related benefits at Abbott. The same applies to Abbott employees hired by SJM prior to the close of the transaction.

20.            Is there a chance I might be asked to relocate?

Abbott has hundreds of offices around the world and maintains a global approach to how its 74,000 employees work together. It is too early in the process to know what, if any, impact integration will have on our business or facilities.

21.            Should we continue to travel and attend previously scheduled meetings?

Yes, please continue to operate our business as usual unless notified otherwise.

22.            Should we continue with various projects in the pipeline?

Yes, please continue to operate our business as usual unless notified otherwise.

23.            Should we continue to fill open positions?

Yes, please continue to operate our business as usual unless otherwise notified.

24.            What sort of ongoing information/updates should we expect?

We understand this is both an exciting and anxious time for employees. Until the transaction is complete, there are limits to the level of integration and communication that we can conduct. Until we close the acquisition, we need to continue to operate our businesses independently. Abbott cannot influence or control our business decisions, and we cannot begin to combine any of our business functions with Abbott. There are many details still being worked out and we will share more information as it becomes available. Our objective is to communicate in a direct and timely fashion.

BENEFITS

25.            Will there be changes to my pay and benefits following close?

SJM employees will continue to receive pay and benefits from SJM until the close of the transaction. Following the closing, Abbott has agreed to provide to each SJM employee until the later of December 31, 2017 or one-year following close (subject to any applicable labor agreements):

•  Base salary and annual cash bonus opportunities, in each case, that are no less favorable than those in effect for SJM employees immediately prior to the closing date.

•  Employee health and welfare benefits and retirement benefits that are no less favorable in the aggregate than those in place for SJM employees immediately prior to the closing date.

•  Severance benefits that are no less favorable than severance benefits in place for SJM employees as of signing.

•  Legacy Thoratec employees continue to be eligible for the Thoratec separation benefit plan until 18 months following the close of the Thoratec transaction. Thereafter, legacy Thoratec employees will be covered by the SJM severance plans for similarly situated SJM employees. The closing of the transaction with Abbott is not considered a “change in control” for purposes of Thoratec benefit plans.

26.            Will my company service at St. Jude Medical be recognized by Abbott following close?

Following the close of the transaction, SJM employees will generally continue to earn company service at Abbott for the SJM benefits in which they participate (e.g., vacation and savings plans) as of the close date. However, service at SJM will not be recognized for certain benefits at Abbott, such as post-retirement benefits or equity programs. No decisions have been made with respect to employee benefits at this time.

27.            What happens to the St. Jude Medical employee stock purchase plan at close?

Per the terms of the merger agreement between Abbott and SJM, SJM will continue to offer the current SJM employee stock purchase plans through the current offering period, though new employees may not begin participation in the plans.

• Current participants may not increase their payroll deductions to the plans in the current offering period.

• Following the current offering period, there will be no additional offering periods prior to close. Any SJM stock purchased from the SJM employee stock purchase plan will be paid out consistent with other SJM common stock at the close of the transaction.

28.            How will my St. Jude Medical equity compensation be treated at close?

Information regarding the treatment of equity will be communicated in the coming days.

29.            Does Abbott have an equity plan?

Yes, Abbott provides long-term incentives (generally restricted stock units) to eligible employees. More details will be shared at the appropriate time.

CUSTOMERS AND PATIENTS

30.            Will field reps from either company sell each other’s products?

Prior to the closing of the transaction, our customers’ and partners’ interactions with us should remain unchanged. As part of the integration process, we will be evaluating the best ways to leverage the combined strengths of both companies to meet the needs of the business and the evolving healthcare environment.

31.            What changes should customers expect?

Prior to the closing of the transaction, our customers’ and partners’ interactions with us will remain unchanged. Customers should expect continuity of sales, service and support — this includes current participation in any clinical trials or strategic partnerships. We expect a seamless transition for all of our customers after the transaction closes. As part of the integration process, we will be evaluating the best ways to leverage the combined strengths of both companies to meet the needs of our customers and the evolving healthcare environment.

32.            How does this transaction affect existing customer contracts with either company?

There is no change to current contracts. Business will continue as usual until the acquisition is complete, at which time any relevant changes will be communicated.

33.            Who should customers contact going forward?

Customers should continue to work through their existing sales representatives and other existing channels.

34.            Who should patients contact with questions?

Patients should not experience any changes and should continue to discuss any questions with their doctors.

DISTRIBUTORS AND SUPPLIERS

35.            What impact will this transaction have on St. Jude Medical third-party distributors?

All distributors who sell SJM products should continue business as usual. A more comprehensive assessment of our distributor relationships will take place after the closing and decisions will be made on a territory-by-territory basis in coordination with the joint integration team.

36.            What impact will this have on suppliers and other vendor or industry partners?

There will be no immediate changes to supplier contracts or vendor or industry partnerships. As the integration team assesses opportunities for synergies, they will further evaluate if any changes are optimal in these areas and will communicate appropriately. In the meantime, business will continue as usual.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of St. Jude Medical, Inc. (the “Company”) and its consolidated subsidiaries could differ materially from those expressed or implied by such forward -looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the proposed combination (the “Merger”) of the Company and Abbott Laboratories; the expected timing of the completion of the Merger the ability to complete the Merger considering the various closing conditions, including those conditions related to regulatory approvals; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits from the Merger may not materialize as expected; that the Merger may not be timely completed, if at all; that, prior to the completion of the Mergers, the Company’s business may not perform as expected due to Merger-related uncertainty or other factors; and other risks that are described in the Company’s reports filed with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks described in the Company’s Annual Report on Form 10-K for its fiscal year ended January 2, 2016. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by applicable law.

Additional Information

In connection with the Merger, the Company and Abbott Laboratories (“Abbott”) will be filing documents with the SEC, including the filing by Abbott of a registration statement on Form S-4, and the Company intends to mail a proxy statement regarding the proposed Merger to its shareholders that will also constitute a prospectus of Abbott. Before making any voting or investment decision, investors are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding these transactions, free of charge, at the SEC’s website (www.sec.gov), by accessing the Company’s website at http://www.sjm.com under the heading “Investor Relations” and then under the link “SEC Filings,” and from the Company by directing a request to the Company. These documents may also be obtained free of charge from the Company by requesting them by mail at St. Jude Medical, One St. Jude Medical Drive, St. Paul, MN 55117, Attention: Investor Relations, or by telephone at (651) 756-4347.

The Company and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Merger. You can find information about the Company’s directors and executive officers in its definitive proxy statement filed with the SEC on March 22, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from the Company using the contact information above.

No Offer or Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Note:

Abbott is fully aware that the local reorganizations and transfers require, where applicable, consultation with the appropriate employee representatives. Abbott is fully committed to adhering to these obligations. Regarding those countries where such consultation is required, the employee-related information in this document is therefore subject to such consultations and reflects the plans intended by Abbott, but not a final decision. The purpose of this information is to familiarize the employees and employee representatives concerned with our plans, but not to preempt any consultations.

All preceding statements are subject to and shall not be considered as modifying the terms of Abbott’s plans and programs. St. Jude Medical and Abbott reserve the right to amend or cancel benefits, plans and programs at any time. The benefits and programs described herein are subject to the anticipated successful transaction wherein St. Jude Medical becomes part of Abbott. This material is not a statement of contractual rights and is not intended to give rise to any right of employment, continued employment or benefits. Nothing in this material alters the at-will employment relationship between Abbott and its employees.